UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )

Vion Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

927624106

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 927624106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bruce & Co., Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 6,290,766
6. Shared Voting Power 0
7. Sole Dispositive Power 6,290,766
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,290,766
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 7.73%
12.	Type of Reporting Person (See Instructions) IA

Item 1	(a).	Name of Issuer

Vion Pharmaceuticals, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

4 Science Park, New Haven, Connecticut 06511, United States

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office or, if none, Residence

Item 2	(c).	Citizenship

Bruce & Co., Inc. 20 N. Wacker Dr. Suite 2414 Chicago, IL 60606

Item 2	(d).	Title of Class of Securities

Common Stock, $0.01 par value (the “Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Common Stock is 927624106.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:

Bruce & Co., Inc., an Illinois corporation and registered investment adviser under the Investment Advisers Act of 1940, is filing this Schedule 13G in its capacity as the investment manager for Bruce Ford, Inc., a Maryland registered investment company, and other clients.

Beneficial ownership of 6,290,766 shares of Common Stock, consisting of 406,308 shares of Common Stock, 5,286,458 shares of Common Stock underlying convertible senior notes and 598,000 shares of Common Stock underlying common stock purchase warrants.

The percentage disclosed in Item 11 is calculated based upon the sum of (i) 75,498,129 shares of Common Stock outstanding, which is the total number of shares issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, and (ii) the number of shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants held by such reporting person.

(b) Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

6,290,766

(ii) Shared power to vote or to direct the vote

See item (a) above.

(iii) Sole power to dispose or to direct the disposition of

6,290,766

(iv) Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2008

Bruce & Co., Inc.

By:	/s/ R. Jeffrey Bruce
Name:	R. Jeffrey Bruce
Title:	Vice-President